

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

      Re: **Cotiviti Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              File No. 1-37787

Dear Mr. Williams:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ William H. Thompson

                         William H. Thompson
                         Accounting Branch Chief
                         Office of Consumer Products

cc: Jonathan Olefson
        General Counsel